Exhibit 99.1

OneConnect Responds to Whistleblower Complaint

SHENZHEN, August 31, 2021/BUSINESS WIRE/ – OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today responded to certain allegations made about the Company circulated online.

The Company first became aware of these allegations on August 20, 2021 from an anonymous whistleblower complaint containing multiple unsubstantiated claims, including that the Company’s audited financial statements contain material misstatements.

The Company has carefully reviewed the whistleblower complaint. Based upon its review and evaluation, the Company strongly denies these slanderous and meritless allegations.

That said, to provide additional comfort to our shareholders’ against these allegations, the Company’s independent Audit Committee immediately took action by initiating a thorough investigation of the allegations raised in the whistleblower complaint by August 24, 2021. The audit committee is tasked with fully reviewing all allegations and have appointed Cleary Gottlieb Steen & Hamilton LLP as outside counsel to advise the Audit Committee.

On August 25, 2021, the Company reported the incident to the Shenzhen police and has been cooperating with the police’s investigation. Our Company will take appropriate legal action against any public dissemination of untrue statement and retains the right to rebut the allegations.

The Company is committed to maintaining the highest standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

The Company’s technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses – from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China -based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:

Anita YQ Du

Anita.yq.du@ocft.com

Media Relations:

Amy Ding

dingjingmin787@ocft.com

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